UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 11, 2014

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Fourth-Quarter and Full-Year 2013 Results and Declares Quarterly Dividend,” dated February 11, 2014.

Exhibit

1. Press Release dated February 11, 2014

Exhibit 1

Textainer Group Holdings Limited

Reports Fourth-Quarter and Full-Year 2013 Results

and Declares Quarterly Dividend

•	Total revenues of $137.5 million for the quarter, an increase of 8.0 percent from the prior year quarter, and $529.0 million for the full year, an increase of 8.6 percent from the prior year;

•	Lease rental income of $122.5 million for the quarter, an increase of 14.7 percent from the prior year quarter, and $468.7 million for the full year, an increase of 22.1 percent from the prior year;

•	Adjusted net income(1) of $43.4 million for the quarter and $175.0 million for the full year;

•	Adjusted EBITDA(1) of $108.6 million for the quarter and $429.7 million for the full year;

•	Declared a quarterly dividend of $0.47 per share;

•	Increased total fleet size by 9.6 percent and the percentage of the total fleet that is owned by 4.0 percent over last year; and

•	Achieved a total fleet size of over 3 million TEU, a milestone for Textainer and the industry.

HAMILTON, Bermuda – (BUSINESS WIRE) – February 11, 2014 – Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “the Company”, “we” and “our”), the world’s largest lessor of intermodal containers based on fleet size, reported fourth-quarter 2013 results.

“The fourth quarter marked the close of a solid year for Textainer. Total revenues for 2013 increased by 9 percent to $529 million. Even more impressively, lease rental income grew 15 percent quarter-to-quarter and 22 percent year-to-year. EBITDA increased 9 percent for the year, in line with our revenue growth,” commented Philip K. Brewer, President and Chief Executive Officer of Textainer. “Adjusted net income(1) for the quarter declined to $43.4 million primarily due to declines in both utilization and gains on container sales and an increase in depreciation. Adjusted net income(1) for the year was $175 million providing a return on equity of 17.3 percent”.

“We invested $950 million in containers for delivery in 2013. Our fleet size grew by 10 percent over the past year, marking an industry milestone as we are the first lessor with a 3 million TEU fleet,” continued Mr. Brewer.

Business Highlights:

•	Continued our strong pace of expansion with $950 million of capex, including $752 million invested in new and used containers in 2013 following $198 million invested in new containers in the fourth quarter of 2012 for lease out in 2013;

•	Invested $165 million in new and used containers already in 2014;

•	Entered into a new contract with the US Department of Defense for the program management, leasing, transportation and repair of intermodal equipment; and

•	Acquired 30,000 TEU of standard dry freight containers from our managed fleet in January 2014 for $35 million, increasing the owned percentage of the total fleet to approximately 77 percent, the highest percentage in Company history.

Key Financial Information (in thousands except for per share and TEU amounts):

	Q4 QTD			Full-year
	2013	2012	% Change	2013	2012	% Change
Total revenues	$137,479	$127,284	8.0%	$528,973	$487,094	8.6%
Income from operations	$68,607	$71,357	-3.9%	$281,055	$278,447	0.9%
Net income attributable to Textainer Group Holdings Limited common shareholders	$45,545	$60,573	-24.8%	$182,809	$206,950	-11.7%
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.80	$1.07	-25.2%	$3.21	$3.96	-18.9%
Adjusted net income(1)	$43,381	$58,219	-25.5%	$175,029	$201,199	-13.0%
Adjusted net income per diluted common share(1)	$0.76	$1.03	-26.2%	$3.08	$3.85	-20.0%
Adjusted EBITDA(1)	$108,566	$114,908	-5.5%	$429,749	$395,330	8.7%
Average fleet utilization	93.9%	96.7%	-2.9%	94.5%	97.2%	-2.8%
Total fleet size at end of period (TEU)				3,040,454	2,775,034	9.6%
Owned percentage of total fleet at end of period				75.6%	72.7%	4.0%

“Adjusted net income” and “adjusted EBITDA” are Non-GAAP Measures that are reconciled to GAAP measures in footnote 1. “Adjusted net income” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before unrealized gains on interest rate swaps and caps, net and related impact of reconciling item on net income (loss) attributable to the noncontrolling interest (“NCI”). “Adjusted EBITDA” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized losses (gains) on interest rate swaps and caps, net, income tax (benefit) expense, net income attributable to the NCI, depreciation expense and container impairment, amortization expense and related impact of reconciling items on net income (loss) attributable to the NCI. Footnote 1 provides certain qualifications and limitations on the use of Non-GAAP Measures.

Fourth-Quarter and Full-Year Results:

Textainer’s fourth-quarter and full-year financial results benefited from higher revenue due to an increase in the average size of the owned container fleet. The Company’s higher revenue for the fourth quarter and full year was offset by an increase in depreciation expense due to the larger owned fleet, higher direct container expense due to lower utilization and an increase in interest expense due to an increase in debt required to fund the expansion of our owned fleet which was partially offset by a decrease in our effective interest rate. The prior year fourth-quarter and full-year financial results included a one-time $9.4 million non-cash bargain purchase gain from Textainer’s acquisition of a majority interest in TAP Funding Ltd. Excluding this bargain purchase gain, adjusted net income(1) decreased 11.1 percent from the prior year quarter and 8.7 percent from the prior year.

Outlook

“We saw a pick-up in utilization and an improvement in lease terms prior to the Chinese New Year and have been aggressively investing in containers at attractive prices since the start of the year. However, we continue to operate in a very competitive environment and we expect yields on new container lease-outs to remain under pressure in 2014. Used container prices are at the lowest levels of the last three years, resulting in lower gains on sale of trading and in-fleet containers. New container prices have increased by about 10 percent over the past few months, but it remains to be seen if prices will continue at this level,” continued Mr. Brewer.

“We believe we are well positioned for 2014 with a conservative 2.3 times leverage ratio and access to additional financing, if needed, to provide us operational flexibility. With 84 percent of our fleet subject to long-term and finance leases and less than 4 percent of our total fleet subject to long-term leases that will expire this year, we predict utilization will remain at or near the current level. We also expect to continue to see attractive purchase leaseback opportunities. Overall, we believe our performance in 2014 will be similar to that of last year.”

Dividend

On January 31, 2014, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.47 per share on Textainer’s issued and outstanding common shares, payable on March 4, 2014 to shareholders of record as of February 21, 2014.

“Our dividend represents 62 percent of this quarter’s adjusted net income per diluted common share(1),” stated Mr. Brewer. “Although above our historical run rate, our current dividend level reflects our comfort with the stability of our business and in our strong cash flow, enabling us to invest for growth and provide an attractive return to shareholders.”

Investors’ Webcast

Textainer will hold a conference call and a Webcast at 11:00 am EST on Tuesday, February 11, 2014 to discuss Textainer’s fourth quarter 2013 results. An archive of the Webcast will be available one hour after the live call through February 12, 2015. For callers in the U.S. the dial-in number for the conference call is 1-888-895-5271; for callers outside the U.S. the dial-in number for the conference call is 1-847-619-6547. The participant passcode for both dial-in numbers is 36415433. To access the live Webcast or archive, please visit Textainer’s investor website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer Group Holdings Limited and its subsidiaries (“Textainer”) is the world’s largest lessor of intermodal containers based on fleet size. Textainer has more than 2 million containers, representing more than 3 million TEU, in its owned and managed fleet. Textainer leases dry freight, dry freight specialized, and refrigerated containers. Textainer is one of the largest purchasers of new containers as well as one of the largest sellers of used containers. Textainer leases containers to approximately 400 shipping lines and other lessees, sells containers to more than 1,100 customers and provides services worldwide via a network of regional and area offices, as well as independent depots.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) Textainer’s expectation that yields on new container lease-outs will remain under pressure in 2014; (ii) Textainer’s belief that it is well positioned for 2014; (iii) Textainer’s belief that its conservative 2.3 times leverage ratio and access to additional financing if needed provides it operational flexibility; (iv) Textainer’s prediction that utilization will remain at or near its current level; (iv) Textainer’s expectation that it will continue to see attractive purchase leaseback opportunities; and (v) Textainer’s belief that its performance in 2014 will be similar to that of last year. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic recoveries; lease rates may decrease and lessees may default, which could decrease revenue and increasing storage, repositioning, collection and recovery expenses; we own a large and growing number of containers in our fleet and are subject to significant ownership risk; further consolidation of container manufacturers or the disruption of manufacturing for the major manufacturers could result in higher new container prices and/or decreased supply of new containers and any increase in the cost or reduction in the supply of new containers; the demand for leased containers depends on many political and economic factors beyond Textainer’s control; the demand for leased containers is partially tied to international trade and if this demand were to decrease due to increased barriers to trade, or for any other reason, it could reduce demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we will have significant capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information– Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2013.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Hilliard C. Terry, III

Executive Vice President and Chief Financial Officer

Phone: +1 (415) 658-8214

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three Months and Years Ended December 31, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended December 31,				Years Ended December 31,
	2013		2012		2013		2012
Revenues:
Lease rental income		$122,501		$106,816		$468,732		$383,989
Management fees		4,729		5,880		19,921		26,169
Trading container sales proceeds		4,548		6,760		12,980		42,099
Gains on sale of containers, net		5,701		7,828		27,340		34,837

Total revenues		137,479		127,284		528,973		487,094

Operating expenses:
Direct container expense		13,125		7,584		43,062		25,173
Cost of trading containers sold		4,421		5,767		11,910		36,810
Depreciation expense and container impairment		40,006		33,522		148,974		104,844
Amortization expense		954		1,140		4,226		5,020
General and administrative expense		6,777		5,974		24,922		23,015
Short-term incentive compensation expense		660		1,837		1,779		5,310
Long-term incentive compensation expense		1,583		1,721		4,961		6,950
Bad debt expense (recovery), net		1,346		(1,618)		8,084		1,525

Total operating expenses		68,872		55,927		247,918		208,647

Income from operations		68,607		71,357		281,055		278,447

Other income (expense):
Interest expense		(22,560)		(20,195)		(85,174)		(72,886)
Interest income		22		43		122		146
Realized losses on interest rate swaps and caps, net		(1,967)		(2,541)		(8,409)		(10,163)
Unrealized gains on interest rate swaps and caps, net		2,376		2,343		8,656		5,527
Bargain purchase gain		—		9,441		—		9,441
Other, net		(12)		43		(45)		44

Net other expense		(22,141)		(10,866)		(84,850)		(67,891)

Income before income tax and noncontrolling interest		46,466		60,491		196,205		210,556
Income tax benefit (expense)		938		(372)		(6,831)		(5,493)

Net income		47,404		60,119		189,374		205,063
Less: Net (income) loss attributable to the noncontrolling interest	(1,859)		454		(6,565)		1,887

Net income attributable to Textainer Group Holdings Limited common shareholders	$45,545		$60,573		$182,809		$206,950

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.81		$1.09		$3.25		$4.04
Diluted	$0.80		$1.07		$3.21		$3.96
Weighted average shares outstanding (in thousands):
Basic	56,400		55,753		56,317		51,277
Diluted	56,980		56,585		56,862		52,231
Other comprehensive income:
Foreign currency translation adjustments		91		69		(45)		142

Comprehensive income		47,495		60,188		189,329		205,205
Comprehensive (income) loss attributable to the noncontrolling interest		(1,859)		454		(6,565)		1,887

Comprehensive income attributable to Textainer Group Holdings
Limited common shareholders		$45,636		$60,642		$182,764		$207,092

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

December 31, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2013	2012
Assets
Current assets:
Cash and cash equivalents	$120,223	$100,127
Accounts receivable, net of allowance for doubtful accounts of $14,891 and $8,025 in 2013 and 2012, respectively	91,967	94,102
Net investment in direct financing and sales-type leases	64,811	43,253
Trading containers	13,009	7,296
Containers held for sale	31,968	15,717
Prepaid expenses	19,063	14,006
Deferred taxes	1,491	2,332
Due from affiliates, net	—	4,377

Total current assets	342,532	281,210
Restricted cash	63,160	54,945
Containers, net of accumulated depreciation of $562,456 and $490,930 at 2013 and 2012, respectively	3,233,131	2,916,673
Net investment in direct financing and sales-type leases	217,310	173,634
Fixed assets, net of accumulated depreciation of $8,286 and $9,189 at 2013 and 2012, respectively	1,635	1,621
Intangible assets, net of accumulated amortization of $31,188 and $26,963 at 2013 and 2012, respectively	29,157	33,383
Interest rate swaps and caps	1,831	—
Other assets	20,227	14,614

Total assets	$3,908,983	$3,476,080

Liabilities and Equity
Current liabilities:
Accounts payable	$8,086	$4,451
Accrued expenses	9,838	14,329
Container contracts payable	22,819	87,708
Deferred revenue and other liabilities	345	1,681
Due to owners, net	12,775	13,218
Bonds payable	161,307	131,500

Total current liabilities	215,170	252,887
Revolving credit facilities	860,476	549,911
Secured debt facilities	808,600	874,000
Bonds payable	836,901	706,291
Interest rate swaps and caps	3,994	10,819
Income tax payable	16,050	27,580
Deferred taxes	19,166	5,249
Other liabilities	3,132	3,210

Total liabilities	2,763,489	2,429,947

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 56,450,580 and 55,754,529 at 2013 and 2012, respectively	564	558
Additional paid-in capital	366,197	354,448
Accumulated other comprehensive income	69	114
Retained earnings	730,993	652,383

Total Textainer Group Holdings Limited shareholders’ equity	1,097,823	1,007,503
Noncontrolling interest	47,671	38,630

Total equity	1,145,494	1,046,133

Total liabilities and equity	$3,908,983	$3,476,080

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Years Ended December 31, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2013	2012
Cash flows from operating activities:
Net income	$189,374	$205,063

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense and container impairment	148,974	104,844
Bad debt expense, net	8,084	1,525
Unrealized gains on interest rate swaps and caps, net	(8,656)	(5,527)
Amortization of debt issuance costs and accretion of bond discount	11,587	11,700
Amortization of intangible assets	4,226	5,020
Amortization of acquired net below-market leases	—	(33)
Amortization of deferred revenue	(1,001)	(6,026)
Amortization of unearned income on direct financing and sales-type leases	(21,618)	(11,828)
Gains on sale of containers, net	(27,340)	(34,837)
Bargain purchase gain	—	(9,441)
Share-based compensation expense	5,694	7,968
Changes in operating assets and liabilities	(14,313)	(1,901)

Total adjustments	105,637	61,464

Net cash provided by operating activities	295,011	266,527

Cash flows from investing activities:
Purchase of containers and fixed assets	(765,418)	(1,087,489)
Payment for TAP Funding Ltd.	—	(20,532)
Proceeds from sale of containers and fixed assets	123,738	91,324
Receipt of principal payments on direct financing and sales-type leases	78,818	42,410

Net cash used in investing activities	(562,862)	(974,287)

Cash flows from financing activities:
Proceeds from revolving credit facilities	447,138	435,720
Principal payments on revolving credit facilities	(136,573)	(127,327)
Proceeds from secured debt facilities	249,600	907,000
Principal payments on secured debt facilities	(315,000)	(853,697)
Proceeds from bonds payable	299,359	400,000
Principal payments on bonds payable	(139,022)	(118,168)
Increase in restricted cash	(8,215)	(7,173)
Debt issuance costs	(13,633)	(24,048)
Issuance of common shares in public offering, net of offering costs	—	184,839
Issuance of common shares upon exercise of share options	3,617	4,669
Excess tax benefit from share-based compensation awards	2,444	2,580
Capital contributions from noncontrolling interest	2,476	12,007
Dividends paid	(104,199)	(83,473)

Net cash provided by financing activities	287,992	732,929

Effect of exchange rate changes	(45)	142

Net increase in cash and cash equivalents	20,096	25,311
Cash and cash equivalents, beginning of the year	100,127	74,816

Cash and cash equivalents, end of year	$120,223	$100,127

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three Months and Years Ended December 31, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (d) below and defined as “Non-GAAP Measures”) for the three months and years ended December 31, 2013 and 2012, including:

(a)	net income attributable to Textainer Group Holdings Limited common shareholders to adjusted EBITDA (Adjusted EBITDA defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized losses (gains) on interest rate swaps and caps, net, income tax (benefit) expense, net income (loss) attributable to the noncontrolling interest (“NCI”), depreciation expense and container impairment, amortization expense and the related impact of reconciling items on net income (loss) attributable to the NCI);

(b)	net cash provided by operating activities to Adjusted EBITDA;

(c)	net income attributable to Textainer Group Holdings Limited common shareholders to adjusted net income (defined as net income attributable to Textainer Group Holdings Limited common shareholders before unrealized gains on interest rate swaps and caps, net and the related impact of reconciling item on net income (loss) attributable to the NCI); and

(d)	net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to adjusted net income per diluted common share (defined as net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before unrealized gains on interest rate swaps and caps, net and the related impact of reconciling item on net income (loss) attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that adjusted EBITDA may be a useful performance measure that is widely used within our industry and adjusted net income may be a useful performance measure because Textainer intends to hold its interest rate swaps until maturity and over the life of an interest rate swap or cap held to maturity the unrealized (gains) losses will net to zero. Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating our operating performance because unrealized (gains) losses on interest rate swaps and caps, net is a noncash, non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that adjusted EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•	Although depreciation expense and impairment of containers is a noncash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended December 31,		Years Ended December 31,
	2013	2012	2013	2012
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted net income:
Net income attributable to Textainer Group Holdings Limited common shareholders	$45,545	$60,573	$182,809	$206,950
Adjustments:
Unrealized gains on interest rate swaps and caps, net	(2,376)	(2,343)	(8,656)	(5,527)
Impact of reconciling item on net income (loss) attributable to the noncontrolling interest	212	(11)	876	(224)

Adjusted net income	$43,381	$58,219	$175,029	$201,199

Reconciliation of adjusted net income per diluted common share:
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.80	$1.07	$3.21	$3.96
Adjustments:
Unrealized gains on interest rate swaps and caps, net	(0.04)	(0.04)	(0.15)	(0.11)
Impact of reconciling item on net income (loss) attributable to the noncontrolling interest	—	—	0.02	—

Adjusted net income per diluted common share	$0.76	$1.03	$3.08	$3.85

	Three Months Ended December 31,		Years Ended December 31,
	2013	2012	2013	2012
	(Dollars in thousands) (Unaudited)		(Dollars in thousands) (Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$45,545	$60,573	$182,809	$206,950
Adjustments:
Interest income	(22)	(43)	(122)	(146)
Interest expense	22,560	20,195	85,174	72,886
Realized losses on interest rate swaps and caps, net	1,967	2,541	8,409	10,163
Unrealized gains on interest rate swaps and caps, net	(2,376)	(2,343)	(8,656)	(5,527)
Income tax (benefit) expense	(938)	372	6,831	5,493
Net income (loss) attributable to the noncontrolling interest	1,859	(454)	6,565	(1,887)
Depreciation expense and container impairment	40,006	33,522	148,974	104,844
Amortization expense	954	1,140	4,226	5,020
Impact of reconciling items on net income (loss) attributable to the noncontrolling interest	(989)	(595)	(4,461)	(2,466)

Adjusted EBITDA	$108,566	$114,908	$429,749	$395,330

Net cash provided by operating activities			$295,011	$266,527
Adjustments:
Bad debt expense, net			(8,084)	(1,525)
Amortization of debt issuance costs			(11,587)	(11,700)
Amortization of acquired net below market leases			—	33
Amortization of deferred revenue			1,001	6,026
Amortization of unearned income on direct financing and sales-type leases			21,618	11,828
Gains on sale of containers, net			27,340	34,837
Bargain purchase gain			—	9,441
Share-based compensation expense			(5,694)	(7,968)
Interest income			(122)	(146)
Interest expense			85,174	72,886
Realized losses on interest rate swaps and caps, net			8,409	10,163
Income tax expense			6,831	5,493
Changes in operating assets and liabilities			14,313	1,901
Impact of reconciling items on net income (loss) attributable to the noncontrolling interest			(4,461)	(2,466)

Adjusted EBITDA			$429,749	$395,330

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2014

Textainer Group Holdings Limited

/s/ Philip K. Brewer Philip K. Brewer
President and Chief Executive Officer